SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

SunTrust Banks, Inc.

SunTrust Preferred Capital I

SunTrust Capital VIII

SunTrust Capital I

SunTrust Capital III

(Name of Subject Companies (Issuers))

SunTrust Banks, Inc.

(Name of Filing Person (Offeror))

Depositary Shares, liquidation preference $25 per share, each representing a 1/4,000th interest in a share of Perpetual Preferred Stock, Series A

(the “Preferred Depositary Shares”) CUSIP No 867914509

SunTrust Preferred Capital I 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security (the “Normal PPS”) CUSIP No 86800XAA6

SunTrust Capital VIII 6.100% Trust Preferred Securities, liquidation amount $1,000 per security

(the “SunTrust Capital VIII Preferred Securities”) CUSIP No 86800YAA4

SunTrust Capital I Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security

(the “SunTrust Capital I Preferred Securities”) CUSIP No 86787XAA3

SunTrust Capital III Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security

(the “SunTrust Capital III Preferred Securities”) CUSIP No 86788LAA8

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

RAYMOND D. FORTIN

Corporate Executive Vice President

and General Counsel

SunTrust Banks, Inc.

303 Peachtree Street

Atlanta, Georgia 30308

(404) 588-7711

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

JEFFREY M. STEIN KEITH M. TOWNSEND King & Spalding LLP 1180 Peachtree Street, NE Atlanta, Georgia 30309 (404) 572-4600	MARK J. WELSHIMER ALAN J. SINSHEIMER Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$569,125,000	$31,757.18

*	Estimated solely for the purpose of computing the filing fee. This Tender Offer Statement on Schedule TO relates to an offer (“Offer”) by SunTrust Banks, Inc. (“SunTrust”) to purchase up to $1,000,000,000 aggregate liquidation amount or preference (the “Maximum Tender Amount”) of the issued and outstanding (a) Depositary Shares, liquidation preference $25 per share, each representing a 1/4,000th interest in a share of Perpetual Preferred Stock, Series A (the “Preferred Depositary Shares”); (b) SunTrust Preferred Capital I 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security (the “Normal PPS”); (c) SunTrust Capital VIII 6.100% Trust Preferred Securities, liquidation amount $1,000 per security (the “SunTrust Capital VIII Preferred Securities”); (d) SunTrust Capital I Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (the “SunTrust Capital I Preferred Securities”); and (e) SunTrust Capital III Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (the “SunTrust Capital III Preferred Securities”). This transaction valuation was calculated based on the maximum value of the Preferred Depositary Shares and Normal PPS that could be accepted in the Offer. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows: (a) the product of (i) $14.25, the average of the high and low prices per Preferred Depositary Share on May 26, 2009 and (ii) 20,000,000, the maximum number of Preferred Depositary Shares that could be tendered in the Offer; and (b) the product of (i) $568.25, the average of the high and low prices per Normal PPS security on May 26, 2009 and (ii) 500,000, the maximum number of Normal PPS securities that could be tendered in the Offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 5 for fiscal year 2009 equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to an offer (the “Offer”) by SunTrust Banks, Inc. (“SunTrust” or the “Company”) to purchase up to $1,000,000,000 aggregate liquidation preference or amount (the “Maximum Tender Amount”) of the issued and outstanding Preferred Depositary Shares, Normal PPS, SunTrust Capital VIII Preferred Securities, SunTrust Capital I Preferred Securities and SunTrust Capital III Preferred Securities (collectively, the “Securities”; and the SunTrust Capital VIII Preferred Securities, SunTrust Capital I Preferred Securities and SunTrust Capital III Preferred Securities referred to as the “Trust Preferred Securities”), in each case, on the terms and subject to the conditions set forth in this document, the Offer to Purchase (attached as Exhibit (a)(1)(A)) (“Offer to Purchase”) and letter of transmittal (attached as Exhibit (a)(1)(B) (the “Letter of Transmittal”).

The information set forth in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items required in this Tender Offer Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The issuer of the Preferred Depositary Shares is SunTrust Banks, Inc. The address of the Company’s principal executive offices is 303 Peachtree Street, NE, Atlanta, Georgia 30308. Its telephone number is 404-588-7711.

The name of the subject company in the case of the Normal PPS is SunTrust Preferred Capital I. The address of its principal executive offices is 303 Peachtree Street, NE, Atlanta, Georgia 30308. Its telephone number is 404-588-7711.

The name of the subject company in the case of the SunTrust Capital VIII Preferred Securities is SunTrust Capital VIII. The address of its principal executive offices is 303 Peachtree Street, NE, Atlanta, Georgia 30308. Its telephone number is 404-588-7711.

The name of the subject company in the case of the SunTrust Capital I Preferred Securities is SunTrust Capital I. The address of its principal executive offices is 303 Peachtree Street, NE, Atlanta, Georgia 30308. Its telephone number is 404-588-7711.

The name of the subject company in the case of the SunTrust Capital III Preferred Securities is SunTrust Capital III. The address of its principal executive offices is 303 Peachtree Street, NE, Atlanta, Georgia 30308. Its telephone number is 404-588-7711.

(b) Securities.

As of April 30, 2009, there were 20,000,000 Preferred Depositary Shares, $500,000,000 in liquidation amount of Normal PPS, $1,000,000,000 in liquidation amount of SunTrust Capital VIII Preferred Securities, $350,000,000 in liquidation amount of SunTrust Capital I Preferred Securities and $250,000,000 in liquidation amount of SunTrust Capital III Preferred Securities outstanding.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase in the section entitled “Price Range of the Securities” is incorporated herein by reference. There is no established trading market for the SunTrust Capital I Preferred Securities or SunTrust Capital III Preferred Securities.

Item 3.	Identity and Background of Filing Person.

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The filing person is SunTrust Banks, Inc. The information set forth in Item 2(a) above is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Summary—The Company and the Trusts” is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
James M. Wells III	Chairman of the Board and Chief Executive Officer
Frances L. Breeden	Corporate Executive Vice President and Human Resources Director
Mark A. Chancy	Corporate Executive Vice President and Chief Financial Officer
David F. Dierker	Corporate Executive Vice President and Chief Administrative Officer
Thomas E. Freeman	Corporate Executive Vice President, Chief Credit Officer, and Chief Risk Officer
Raymond D. Fortin	Corporate Executive Vice President, General Counsel and Corporate Secretary
C. T. Hill	Corporate Executive Vice President
Thomas G. Kuntz	Corporate Executive Vice President
William R. Reed, Jr.	Vice Chairman
William H. Rogers, Jr.	President
Timothy E. Sullivan	Corporate Executive Vice President and Chief Information Officer
E. Jenner Wood, III	Corporate Executive Vice President
Robert M. Beall, II	Director
Alston D. Correll	Director
Jeffrey C. Crowe	Director
Patricia C. Frist	Director
Blake P. Garrett, Jr.	Director
David H. Hughes	Director
M. Douglas Ivester	Director
J. Hicks Lanier	Director
G. Gilmer Minor, III	Director
Larry L. Prince	Presiding Director
Frank S. Royal, M.D.	Director
Karen Hastie Williams	Director
Phail Wynn, Jr.	Director

The address and telephone number of each director and executive officer is: c/o SunTrust Banks, Inc., 303 Peachtree Street, NE, Atlanta, Georgia 30308, 404-588-7711.

With respect to information required pursuant to General Instruction C to Schedule TO, the information set forth in the Company’s Proxy Statement filed on March 6, 2009 under the headings “Election of Directors—Nominees for Directorship (Item 1)” and “Executive Officers” is incorporated herein by reference.

None of the filing person or persons specified pursuant to Instruction C has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the filing person or persons specified pursuant to General Instruction C was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the persons specified pursuant to Instruction C that is a natural person is a citizen of the United States.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Purchase Offer,” “Summary,” “Terms of the Offer,” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Purchase in the section entitled “Terms of the Offer—Security Ownership” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the Company’s Proxy Statement filed on March 6, 2009 in the section entitled “Other Director and Executive Officer Information—Transactions with Related Persons, Promoters, and Certain Control Persons” is incorporated herein by reference.

(b) Significant Corporate Events.

Not applicable.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase in the section entitled “Summary—The Company and the Trusts,” is incorporated herein by reference.

The Company has entered into the following agreements with respect to the Preferred Depositary Shares (which are filed as exhibits to this Tender Offer Statement): Deposit Agreement, dated September 12, 2006 among the Company, U.S. Bank National Associated, and the holders from time to time of the depositary receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference); Replacement Capital Covenant, dated as of September 12, 2006 by the Company, in favor and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

The Company has entered into the following agreements with respect to the Normal PPS (which are filed as exhibits to this Tender Offer Statement): Amended and Restated Declaration of Trust, among the Company as Sponsor, U.S. Bank National Association as Property Trustee, U.S. Bank Trust National Association as Delaware Trustee, the Administrative Trustees and the holders of the Trust Securities, dated as of October 25, 2006, (filed as Exhibit 4.3.2 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference); Replacement Capital Covenant, dated as of October 25, 2006 by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Form 8-K filed on November 6, 2006 and incorporated herein by reference); Stock Purchase Contract Agreement, dated as of October 25, 2006, between the Company and SunTrust Preferred Capital I, acting through U.S. Bank National Association, as Property Trustee (filed as Exhibit 4.6 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference); Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference); Supplemental

Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.5 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference); Guarantee Agreement, between the Company, and U.S. Bank National Association, as Trustee, for the benefit of the Holders from time to time of the Trust Preferred Securities of SunTrust Preferred Capital I (filed as Exhibit 4.18 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference); Collateral Agreement between the Company, the Bank of New York Trust Company, N.A., and SunTrust Preferred Capital I (filed as Exhibit 99.1 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

The Company has entered into the following agreements with respect to the SunTrust Capital VIII Preferred Securities (which are filed as exhibits to this Tender Offer Statement): Second Amended and Restated Declaration of Trust, among the Company, as Sponsor, U.S. Bank National Association, as Property Trustee, U.S. Bank National Association, as Delaware Trustee and the Administrative Trustees and the several Holders, as defined therein (filed as Exhibit 4.1 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference); Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference); Second Supplemental Indenture, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.4 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference); Replacement Capital Covenant, dated December 6, 2006, by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 6, 2006 and incorporated herein by reference); and Guarantee Agreement, between the Company and U.S. Bank National Association, (filed as Exhibit 4.2 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

The Company has entered into the following agreements with respect to the SunTrust Capital I Preferred Securities (which are filed as exhibits to this Tender Offer Statement): Amended and Restated Declaration of Trust, dated May 12, 1997 by Raymond D. Fortin, as Regular Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company, and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital I (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference); Indenture, dated May 6, 1997, between the Company and The First National Bank of Chicago, a national banking association, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 and incorporated herein by reference); First Supplemental Indenture, dated May 12, 1997 between the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on May 12, 1997 and incorporated herein by reference); and Preferred Securities Guarantee Agreement, by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders from time to time of the Preferred Securities of SunTrust Capital I (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

The Company has entered into the following agreements with respect to the SunTrust Capital III Preferred Securities (which are filed as exhibits to this Tender Offer Statement): Amended and Restated Declaration of Trust, by Robert D. Fortin, as Regular Trustee, Donald T. Heroman, as Regular Trustee, Kenneth R. Houghton, as Regular Trustee, First Chicago Delaware Inc., as Delaware Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital III (filed as Exhibit 4.3.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference); Indenture, between the Company and First Chicago, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference); First Supplemental Indenture, dated March 10, 1998, among the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference); and Preferred Securities Guarantee Agreement by the Company and The First National Bank of Chicago, as Trustee,

for the benefit of the Holders (as defined therein) from time to time of the Preferred Securities (as defined therein) of SunTrust Capital III (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Offer—What is the purpose of the Offer?”, “Summary—Summary Terms of the Offer” and “Terms of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase in the sections entitled “Summary—Summary Terms of the Offer” and “Terms of the Offer—Retirement of Securities; Consent Solicitation” is incorporated herein by reference.

The Securities acquired pursuant to the Offer will be retired, along with any related underlying debt and forward purchase contracts.

(c) Plans.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers about the Offer—What is the purpose of the Offer?”, “Summary— Background to the Transaction”, “Summary—Summary Terms of the Offer”, “Terms of the Offer—Purpose of the Offer”, “Terms of the Offer—Consequences of Failure to Tender Securities”, “Terms of the Offer—Retirement of Securities; Consent Solicitation”, “Terms of the Offer—Subsequent Repurchases” and “Recent Developments” is incorporated herein by reference.

The Preferred Depositary Shares are currently listed on the New York Stock Exchange (“NYSE”). If a sufficient amount of the Preferred Depositary Shares are purchased in the Offer such that the NYSE’s applicable listing criteria are no longer satisfied, the Preferred Depositary Shares would no longer be listed.

The Normal PPS are currently listed on the NYSE. If a sufficient amount of the Normal PPS are purchased in the Offer such that the NYSE’s applicable listing criteria are no longer satisfied, the Normal PPS would no longer be listed.

The SunTrust Capital VIII Preferred Securities are currently listed on the NYSE. If a sufficient amount of the SunTrust Capital VIII Preferred Securities are purchased in the Offer such that the NYSE’s applicable listing criteria are no longer satisfied, the SunTrust Capital VIII Preferred Securities would no longer be listed.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers about the Offer—What are the key terms of the Offer?”, “Summary—Summary Terms of the Offer” and “Terms of the Offer—Source and Amount of Funds” is incorporated herein by reference. The Company would require a maximum of $700,000,000 to purchase the maximum number of Securities that may be tendered pursuant to the Offer.

(b) Conditions.

The information set forth in the Offer to Purchase in the section entitled “Terms of the Offer—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Purchase in the section entitled “Terms of the Offer—Security Ownership” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Purchase in the section entitled “Terms of the Offer—Security Ownership” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase in the sections entitled “Terms of the Offer—Depositary and Information Agent”, “Terms of the Offer—Dealer Managers”, “Terms of the Offer—Fees and Expenses” and “Terms of the Offer—No Recommendation” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase in the sections entitled “Terms of the Offer—Conditions of the Offer”, “Regulatory Considerations” and “Summary—Summary Terms of the Offer” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 1, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Withdrawal.

(a)(1)(D)	Press release, dated June 1, 2009 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 1, 2009 and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Deposit Agreement, dated September 12, 2006 among the Company, U.S. Bank National Associated, and the holders from time to time of the depositary receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

(d)(2)	Replacement Capital Covenant, dated as of September 12, 2006 by the Company, in favor and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

(d)(3)	Amended and Restated Declaration of Trust, among the Company as Sponsor, U.S. Bank National Association as Property Trustee, U.S. Bank Trust National Association as Delaware Trustee, the Administrative Trustees and the holders of the Trust Securities, dated as of October 25, 2006, (filed as Exhibit 4.3.2 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(4)	Replacement Capital Covenant, dated as of October 25, 2006 by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Form 8-K filed on November 6, 2006 and incorporated herein by reference).

(d)(5)	Stock Purchase Contract Agreement, dated as of October 25, 2006, between the Company and SunTrust Preferred Capital I, acting through U.S. Bank National Association, as Property Trustee (filed as Exhibit 4.6 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(6)	Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(7)	Supplemental Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.5 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(8)	Guarantee Agreement, between the Company, and U.S. Bank National Association, as Trustee, for the benefit of the Holders from time to time of the Trust Preferred Securities of SunTrust Preferred Capital I (filed as Exhibit 4.18 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(9)	Collateral Agreement between the Company, the Bank of New York Trust Company, N.A., and SunTrust Preferred Capital I (filed as Exhibit 99.1 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(10)	Second Amended and Restated Declaration of Trust, among the Company, as Sponsor, U.S. Bank National Association, as Property Trustee, U.S. Bank National Association, as Delaware Trustee and the Administrative Trustees and the several Holders, as defined therein (filed as Exhibit 4.1 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

(d)(11)	Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.4 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

(d)(13)	Replacement Capital Covenant, dated December 6, 2006, by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 6, 2006 and incorporated herein by reference).

(d)(14)	Guarantee Agreement, between the Company and U.S. Bank National Association, (filed as Exhibit 4.2 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference)

(d)(15)	Amended and Restated Declaration of Trust, dated May 12, 1997 by Raymond D. Fortin, as Regular Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company, and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital I (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(16)	Indenture, dated May 6, 1997, between the Company and The First National Bank of Chicago, a national banking association, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(17)	First Supplemental Indenture, dated May 12, 1997 between the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on May 12, 1997 and incorporated herein by reference).

(d)(18)	Preferred Securities Guarantee Agreement, by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders from time to time of the Preferred Securities of SunTrust Capital I (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(19)	Amended and Restated Declaration of Trust, by Robert D. Fortin, as Regular Trustee, Donald T. Heroman, as Regular Trustee, Kenneth R. Houghton, as Regular Trustee, First Chicago Delaware Inc., as Delaware Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital III (filed as Exhibit 4.3.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference).

(d)(20)	Indenture, between the Company and First Chicago, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

(d)(21)	First Supplemental Indenture, dated March 10, 1998, among the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference)

(d)(22)	Preferred Securities Guarantee Agreement by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders (as defined therein) from time to time of the Preferred Securities (as defined therein) of SunTrust Capital III (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2009

SUNTRUST BANKS, INC.

By:	/s/ James M. Wells III
James M. Wells III Chairman and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 1, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Withdrawal.

(a)(1)(D)	Press release, dated June 1, 2009 filed (as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 1, 2009 and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Deposit Agreement, dated September 12, 2006 among the Company, U.S. Bank National Associated, and the holders from time to time of the depositary receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

(d)(2)	Replacement Capital Covenant, dated as of September 12, 2006 by the Company, in favor and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 12, 2006 and incorporated herein by reference).

(d)(3)	Amended and Restated Declaration of Trust, among the Company as Sponsor, U.S. Bank National Association as Property Trustee, U.S. Bank Trust National Association as Delaware Trustee, the Administrative Trustees and the holders of the Trust Securities, dated as of October 25, 2006, (filed as Exhibit 4.3.2 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(4)	Replacement Capital Covenant, dated as of October 25, 2006 by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Form 8-K filed on November 6, 2006 and incorporated herein by reference).

(d)(5)	Stock Purchase Contract Agreement, dated as of October 25, 2006, between the Company and SunTrust Preferred Capital I, acting through U.S. Bank National Association, as Property Trustee (filed as Exhibit 4.6 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(6)	Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(7)	Supplemental Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.5 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(8)	Guarantee Agreement, between the Company, and U.S. Bank National Association, as Trustee, for the benefit of the Holders from time to time of the Trust Preferred Securities of SunTrust Preferred Capital I (filed as Exhibit 4.18 to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on October 18, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(9)	Collateral Agreement between the Company, the Bank of New York Trust Company, N.A., and SunTrust Preferred Capital I (filed as Exhibit 99.1 to the Company’s Form 8-A filed on October 24, 2006 and incorporated herein by reference).

(d)(10)	Second Amended and Restated Declaration of Trust, among the Company, as Sponsor, U.S. Bank National Association, as Property Trustee, U.S. Bank National Association, as Delaware Trustee and the Administrative Trustees and the several Holders, as defined therein (filed as Exhibit 4.1 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

(d)(11)	Junior Subordinated Indenture, dated October 25, 2006, between the Company and U.S. Bank National Association, as Trustee (filed as Exhibit 4.4.3 to the Company’s Registration Statement on Form S-3 filed on September 5, 2006 (SEC File No. 333-137101) and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.4 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference).

(d)(13)	Replacement Capital Covenant, dated December 6, 2006, by the Company, in favor of and for the benefit of each Covered Debtholder, as defined therein (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 6, 2006 and incorporated herein by reference).

(d)(14)	Guarantee Agreement, between the Company and U.S. Bank National Association, (filed as Exhibit 4.2 to the Company’s Form 8-A filed on December 5, 2006 and incorporated herein by reference)

(d)(15)	Amended and Restated Declaration of Trust, dated May 12, 1997 by Raymond D. Fortin, as Regular Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company, and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital I (filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(16)	Indenture, dated May 6, 1997, between the Company and The First National Bank of Chicago, a national banking association, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(17)	First Supplemental Indenture, dated May 12, 1997 between the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on May 12, 1997 and incorporated herein by reference).

(d)(18)	Preferred Securities Guarantee Agreement, by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders from time to time of the Preferred Securities of SunTrust Capital I (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on May 6, 1997 (SEC File No. 333-25381) and incorporated herein by reference).

(d)(19)	Amended and Restated Declaration of Trust, by Robert D. Fortin, as Regular Trustee, Donald T. Heroman, as Regular Trustee, Kenneth R. Houghton, as Regular Trustee, First Chicago Delaware Inc., as Delaware Trustee, The First National Bank of Chicago, as Institutional Trustee, the Company and by the holders, from time to time, of undivided beneficial ownership interests in SunTrust Capital III (filed as Exhibit 4.3.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference).

(d)(20)	Indenture, between the Company and First Chicago, as Trustee (filed as Exhibit 4.4 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

(d)(21)	First Supplemental Indenture, dated March 10, 1998, among the Company and The First National Bank of Chicago, as Trustee (filed as Exhibit 4.9.1 to the Company’s Current Report on Form 8-K filed on March 13, 1998 and incorporated herein by reference)

(d)(22)	Preferred Securities Guarantee Agreement by the Company and The First National Bank of Chicago, as Trustee, for the benefit of the Holders (as defined therein) from time to time of the Preferred Securities (as defined therein) of SunTrust Capital III (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-3 filed on February 11, 1998 (SEC File No. 333-46123) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.